PANNONPLAST

INDUSTRIES PLC.
Chairperson
H-1225 Budapest, Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
Phone: (36-1) 207-1936, (36-1) 207-1928
Telefax: (36-1) 207-1525
feher@pannonplast.hu
www.pannonplast.hu



Securities and Exchange Cc
Office of International Corpc
450 Fifth Street, N.W.
Washington, D.C. 20549
Stop 3-9

Budapest, August 14th, 2003

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Flash Report on 1H 2003 operations

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,

Dr. Erzsébet Fehér

dlw 8/26

Enclosure

File No. 82-4548

PANNONPLAST PLC.
Flash Report on H1 2003 Operations

Pannonplast Plc., responding to the changed market conditions, has developed a set of targets including the actualization of strategy, intensified marketing and sales, reduction of operational costs as well as efficient working capital management. Though this work in progress cannot offset the first half-year deviation, it will contribute to a more favourable second half-year outlook. Prompted by the lag developed in H1, Pannonplast publishes its revised whole year forecast in a profit warning simultaneously with this Flash Report on H1 2003 Operations.

1. SUMMARY

- **Pannonplast's H1 Sales Revenues were HUF 11.9 billion, 17.4% lower year-on-year while a 5% increase compared to that in the first quarter. A boost in market demands was not experienced with the major subsidiaries.**
- **Gross Profit amounts to HUF 3.6 billion, with gross margin ratio exceeding 30%, which corresponds to that in the previous year. SGA with one-time expenditures equals to that in the previous year (HUF 3.4 billion).**
- **EBIT was HUF 211 million in consequence of the relatively low turnover, while operating cash flow (EBITDA) amounted to HUF 1,483 million, a decrease of 68% and 26%, respectively.**
- **Net result of Financial Operations (against the previous year's HUF 266) was nearly HUF 900 million, three-quarter of which represents an unrealized loss (HUF 680 million) from the re-evaluation of loan facilities due to a significant change of the FX rate of forint. Hence net result in the first half is a loss of HUF 917 million.**
- **Book value of both Fixed Assets and Current Assets fell during one year's period as a consequence of the sale of the former Pannon-Aldra on the one hand and the changed volumes in sales on the other hand. The increase in short term debt (including the reclassification of current portion of expiring long term loans in 2003) is of technical nature. The indebtedness of the company (total debt to equity) is practically unchanged.**
- **Following the Annual General Meeting in April 2003 the control of Pannonplast (Board of Directors, management) went through significant changes. The Court of Registry suspended the proceeding to registering the resolutions of the AGM.**

2. DATA SUMMARY

	30 June 2003 (HUF million)	*30 June 2002 (HUF million)*	*Index (%)*
Total Sales Revenues	11 860	14 355	82.6
Sales in foreign countries	4 804	4 789	100.3
-- ratio %	40.5	33.4	
Operating Profit (EBIT)	211	662	31.9
Operating Cash Flow (EBITDA)	1 483	2 015	73.6
Net Income	-917	194	
Total Shareholders' Equity	**15 394**	**17 466**	88.1
Total Assets	30 373	34 068	89.2

This report contains consolidated, non-audited data of PANNONPLAST Group according to International Accounting Standards (IFRS)



3. ANALYSIS OF INCOME STATEMENT

3.1. **The company's Sales Revenues in H1 2003 were HUF 11.86 million**, HUF 2,495 million or **17.4% lower** than that in the same period in 2002. Compared to the first quarter 2003 figure sales revenues increased by 5.7% or HUF 328 million. The comparison of the sales figures to that in the first half 2002 is biased by the fact that in the meantime the activities of Pannon Aldra were stopped (resulting in a HUF 680 million sales revenues drop-out). The unbiased comparison of sales revenues shows a decrease of 13.7% in 2003.
Due to the delayed or canceled infrastructure projects Pannonpipe, a major company of Construction and Infrastructure Business Unit, faces unchanged difficulties. At the same time, most companies of the Consumer Packaging Business Unit were able to increase sales in 2003. With respect to the injection molding subsidiaries, the fall in sales revenues at Moldin Kft. is substantial due to the phasing out demand for the traditional CRT monitors and the consequent cease of the Hungarian production in March. Building up new businesses has started and the run-up of volumes is expected in the second half of the year. Sales revenues realized at Moldin 2000 Rt in the first half-year also lag behind the value of H1 in the previous year. Nevertheless, preparation for TV production is going in line with plans at the company and continuous deliveries are expected to start in the course of the third quarter of 2003. Compared to the previous year's 33.4%, **the company's export ratio reached 40.5% (composed of exports of the Hungarian companies as well as local sales of the foreign subsidiaries).** Export sales amounted to HUF 4,804 million, basically similar to that of the same period in 2002. The decline in turnover was experienced wholly in the domestic market.

3.2. **Gross Profit of Pannonplast Group in H1 2003 amounted to HUF 3,589 million, 16.1% less than that in the previous year,** however, exceeded gross profit of Q1 2003 by 7.1%. It must be also mentioned that the gross profit drop-out of Pannon Aldra reached nearly HUF 250 million. Gross margin ratio exceeds 30%, which, again considering the drop-out of Pannon Aldra, corresponds to that in the previous year. Quarterly gross margin ratios show a slight improving tendency.

3.3. **Selling, General and Administrative Costs were HUF 3,401 million**, practically corresponding to that in the same period of the previous year. The result of cost reduction measures are not transparent in H1 2003 because savings were consumed by the unbudgeted expenses for legal and advisory fees and severance payments connected to the organizational changes, restructuring project, and the Annual General Meeting of the company.

The value of other expenses is nearly the same as that in the previous year. Other revenues are HUF 244 million higher than that in 2002, representing an aggregate result of fixed assets sales in connection with change in production on the one hand, and the FX gain on the re-evaluation of accounts receivable due to FX change on the other.

3.4. **Consolidated Operating Profit (EBIT) of the company was HUF 211 million** in H1 2003, representing 31.9% of, and lagging 68.1% behind, that in the same period in 2002. The 1.8% operating profit margin is the consequence of the declining sales revenues as well as the unbudgeted expenditures displayed in SG&A costs. The impact of the relation between the volumes and the fixed costs is well reflected by the fact that the decline in the **company's nearly HUF 1.5 billion of Cash Flow (EBITDA)** compared to the previous year's figure is considerably less (26.4%). Operating profit in the second quarter of 2003 was higher than that in Q1 by HUF 51 million or 64%.

3.5. The **Financial Income amounted to HUF 31 million,** HUF 66 million less compared to that of the same period in 2002. The **expenditure on financial operations was HUF 928 million**, representing a growth of HUF 565 million. Major part of the expenditure was the unrealized FX loss on foreign currency loans at the end of H1, which decreased the result by HUF 680 million due to the weakening Hungarian currency. Last year the same

consequence of the unfavorable FX changes net balance of financial operations was HUF 897 million of expenditure. **Profit before Tax is negative HUF 686 million.**

3.6. The balance of non-operating items was HUF 36 million of expenditure. In spite of the negative Income before Tax, corporate tax amounted to HUF 110 million, 20.9% higher year-on-year. This can be explained by (i) a substantial, non-realized financial loss, (ii) certain adjustments to IFRS (IAS), and (iii) the fact that the 50% tax holiday on investments that several companies enjoyed in the past, ceased from 2003. The amount of Minority Interests was HUF 85 million, somewhat lower than a year before.
As a consequence of the above **consolidated Net Income of Pannonplast in H1 2003 made up a loss of HUF 917 million,** mainly due to the relatively low volumes and the FX loss.

3.7. In H2 2003 the company expects an increase in turnover and substantially higher operating profit through the exploitation of market possibilities as well as the start-up of certain projects. For Pannonplast, however, the expected relative improvement will not be sufficient compensate its underperformance in the first half-year, therefore, the company is forced to modify its whole-year forecast figures.

4. ANALYSIS OF THE BALANCE SHEET

4.1. Year-on-year, the increase in the value of Intangible Assets (HUF 1,766 million) is the consequence of capitalized restructuring expenses, purchases of software, the increase in capitalized R&D activities as well as the expensed depreciation. The 12% decrease in the net value of Tangible Assets (or HUF 16,956 billion) is a consequence of (i) the outgoing assets following the sale of Pannon Aldra Kft in 2002, (ii) the negative balance of the value of the purchased Tangible Fixed Assets and expensed depreciation, and (iii) the sale of some assets in connection with the change in production structure. The HUF 21 million decline of investments is assigned to the revaluation loss foreign (Russian and Polish) interests that stems from high local inflation.

4.2. **Inventories fell to 82% of previous year's value.** Nearly 28% out of this decrease is a consequence of the sale of Pannon Aldra, the remaining 72% is due to the contraction of the turnover. Considering the envisaged volume of turnover for the second half-year, there was a 4% growth in inventories, compared to that at 31 December 2002. **In compliance with the lower value of sales revenues, Accounts Receivable decreased by HUF 435 million.** In H1 2003, however, there was a 4.5% growth, the major part being from non-realized FX gain. Other receivables decreased by HUF 346 million, mostly in connection with the sale of Pannon Aldra. The half-year value of HUF 1,324 million of other receivables is basically corresponds to that at the end of 2002. **Securities, Cash and Deposits are at similar level as in the same period of the previous year.**

4.3. **Pannonplast's Shareholders' Equity was HUF 15,394 million on 30 June 2003, HUF 2,072 million less than that in 2002.** The decline is due to the roughly equal booked losses from years 2002 and 2003. Minority interest was HUF 1,605 million or 107.9% year-on year.

4.4. Long term liabilities in the balance sheet declined by HUF 4,078 million year-on-year since a substantial portion of the previous balance had been reclassified as short term liability or current portion of long term debt (in the first six months of 2003 the value of long term debts effectively grew by HUF 287 million). For similar reasons the volume of short term debts increased by HUF 3,097 million year-on-year and by HUF 731 million compared to that at the end of 2002. The value of Accounts Payable fell by HUF 345 million year-on-year because of the reduced purchasing activity although it increased by HUF 139 million from end of 2002. Compared to the same period in the previous year, the decrease in other short term liabilities was HUF 323 million, an effect mostly explained by in-company transfers in

The volume of the company's long term and short term debts was HUF 9,048 million, HUF 981 million less than that in the same period of 2002. This reflects the sale of Pannon Aldra. During the first half of 2003 there was an increase in the volume of both long term and short term debts with HUF 287 million and HUF 731 million, respectively. Out of this increase an amount of HUF 680 million resulted from the re-evaluation of the existing debts in consequence of the inflation of the Hungarian currency. The volume of actual raise of loan was HUF 328 million (disregarding re-evaluation). The ratio of **net debt to equity changed from 57.4% to 58.8% in the current period.**

4.5. Regarding the company's cash flow, cash resulting from operation decreased in consequence of the loss-making first half-year results. Though capital expenditures went up slightly year-on-year, **net capital expenditures remained at a low level**. Cash on hand at end of period amounted to HUF 1,314 million, HUF 67 million higher year-on-year.

5. MAJOR CORPORATE EVENTS IN H1 2003

5.1. In H1 2003 the company spent HUF 1,355 million on CAPEX projects. Nearly 50% of the expenditures was spent on the development of the manufacture, painting and assembly of TV plastic parts at Moldin 2000 in Székesfehérvar. The project was launched as a result of a substantial order from Philips. The operation of machinery and tools are going on, continued production started and the run-up of production is expected by September 2003.

5.2. To meet the increased demands from Unilever's subsidiary in Romania a capacity enlargement became necessary with Unical Kft., the Romanian packaging manufacturing company. The value of the investment is HUF 127 million.

5.3. An amount of HUF 113 million was spent on the completion of the modern sewage pipe manufacturing line at Pipelife's Romanian subsidiary.

5.4. At Moldin Kft in Szombathely the production of parts to the traditional CRT monitors was finished. The company is supplying parts to LCD monitors. An intensive work is going on to develop new products and acquire new clientele.

5.5. Pannonplast decided on the merger of Pannon-Tara Kft and Pannon-Effekt Kft, its two 100% owned packaging manufacturing subsidiaries. With this arrangement the rationalization of the companies' operation is expected. The legal successor will be Pannon-Effekt Kft.

5.6. Prior to the Annual General Meeting, on 22 April, 2003 Pannonplast requested PSZÁF (Hungarian Financial Supervisory Authority) to investigate whether certain of its shareholders are or not considered connected partners. These shareholders also asked for PSZÁF investigation because of the delayed registration process of their shares hold in Pannonplast. PSZÁF called upon the Court of Registry in Budapest to examine the administration method of Pannonplast's Register of Shares, the practice of the registry of shareholders as well as the relating stipulations in the Articles of Association.
Following the AGM, the shareholders Britton and Pevdi submitted a lawsuit against the well-known PSZÁF decision of 16 June 2003. The Court of Registry suspended the proceeding to register the decisions of the AGM until the legal dispute is settled. In an extraordinary announcement Pannonplast requested public speakers and the representatives of the press to avoid using the terminology "Pannonplast affair" in the context of the investigation of K&H Equities' activities, as it damages the company's reputation and business interests.

6. EMPLOYEES

6.1. The total number of employees in the Group was 2,270 and 2,056 on 30 June 2002, and 31 December 2002, respectively. The headcount was 1,949 on 30 June 2003, out of which 201 persons were employed at the foreign subsidiaries.

7. CHANGES IN THE REGISTERED CAPITAL, MANAGEMENT, AND ORGANIZATIONAL STRUCTURE OF THE COMPANY

7.1. The Annual General Meeting of Pannonplast was held on 30 April, 2003 and its resolutions were published on 6 May, 2003.

7.2. The par value of registered capital of the company was HUF 421,093,100 as of 30 June 2003, unchanged from 31 March 2003.

7.3. Treasury shares: The company held 124,281 pieces of treasury shares as of March 31, 2003. On 16 April the company sold its treasury shares so it held no treasury shares as of 30 June 2003.

7.4. Changes in personnel: at the AGM on 30 April 2003 dr. Erzsébet Fehér CEO and chairwoman announced her intention to discontinue her contract as CEO. László Rácz resigned from his position of member in the Supervisory Board.

The AGM called back, with the exception of Gábor Ujlaki, the members of the Board of Directors and the Supervisory Board.

The AGM elected dr. Erzsébet Fehér and dr. János Illéssy (employees of Pannonplast), Csaba Kerék, János Mészáros and dr. Gyula Pázmándi (candidates of Britton) as members of the Board of Directors. Dr. Csabáné Martényi, József Maros and Antal Monostori were re-elected as members of the Supervisory Board.

7.5. As from 1 July 2003 the Board of Directors elected dr. Erzsébet Fehér and dr. János Illéssy as the Chairperson of the Board and the Chief Executive Officer of Pannonplast, respectively.

7.6. As of 13 June, 2003 the employment status of Miklós Várhegyi General Vice President ceased by mutual consent. As of 15 July, 2003 Mária Arany, Vice President, Corporate Services, also left the company. The changes are in line with the rationalization of Pannonplast's management structure.

In compliance with the obligations by law we declare that the above report contains true data and statements, and it does not omit any fact that would have material effect on judging the performance of Pannonplast.

Budapest, 14 August, 2003

Board of Directors of Pannonplast Plc

The management of Pannonplast Plc. holds a press conference for the journalists and analysts at its headquarters (1225 Budapest, Nagytétényi út 216-218.) at 2:00 p.m. on 14 August, 2003.



Sales Revenues by Production Units
Pannonplast Group, H1 2003
(Consolidated, non-audited figures)

HUF million

	Sales Revenues	
	H1 2003	H1 2002
Pannonpipe Kft.	3 397	4 074
Pipelife-Románia	311	446
Polifoam Kft.	916	896
FCI Kft.	702	477
Pannunion Kft.	3 102	2 971
Unical Kft.	415	216
Almand Kft.	396	394
Pannon-Effekt Kft.	511	528
Interagropak Kft.	207	336
Kaposplast Kft.	353	381
Moldin Kft.	1 180	2 777
Moldin 2000 Rt.	1 042	1 281
Pannon-Tara Kft.	319	390
Dexter Rt.	325	311
Tu-Plast Kft.	568	489
Multicard Kft.	145	142

Consolidated Figures by Business Units

HUF million

Business Unit	Sales Revenues		Operating Profit	
	2003	2002	2003	2002
	H1		H1	
Construction and Infrastructure	3 472	4 309	221	287
Consumer Packaging	5 026	4 880	216	311
Injection Moulding Technology	2 987	4 891	-157	79
Special Technologies **	752	661	75	83
Total *	12 237	14 741	355	760

* Before in-company transfer adjustments and excluding headquarters figures
** From 2003 Tu-Plast Kft. is the member of Special Technologies Business Unit while earlier it belonged to the Construction and Infrastructure Business Unit

DATA SHEETS

Company name: PANNONPLAST Industries Plc.
Address: H-1225 Budapest, Nagytétényi út 216-218.
Sector: Plastic processing
Period: H1 2003
Phone: +361 207-1928
Fax: +361 207-1525
E-mail: erika.jilling@pannonplast.hu
Investor relation: Ms. Erika Jilling

Financial Data Sheets

PK1. General Information Regarding Financial Data

	Yes	No
Audited		X
Consolidated	X	

Accounting Standards	Hungarian	IFRS	Other
		X	

PK2. Subsidiaries Involved in Consolidation

Name	Shareholders' Equity/Capital HUF million	Stake (%)	Voting rate[1]	Listing[2]
Pannonpipe Ltd.	2873.5	50.0	50.0	J
Moldin Ltd.	2692.4	100.0	100.0	F
Pannunion Ltd.	2220.7	100.0	100.0	F
Tu-Plast Ltd.	931.8	60.0	60.0	F
Dexter Plc.	868.0	92.0	92.0	F
Polifoam Ltd.	754.1	51.0	51.0	F
Moldin 2000 Plc.	710.0	100.0	100.0	F
Almand Ltd.	512.7	100.0	100.0	F
Pannon-Tara Ltd.	467.7	100.0	100.0	F
FCI Ltd.	420.0	58.0	58.0	F
Multicard Ltd.	400.0	100.0	100.0	F
Pannon-Effekt Ltd.	311.0	100.0	100.0	F
Kaposplast Ltd.	310.0	100.0	100.0	F
Unical Ltd.	278.6	100.0	100.0	F
Interagropak Ltd.	270.7	51.0	51.0	F
Recyclen Ltd.	216.8	100.0	100.0	F
Kuala Ingatlanhaszn. Ltd.	179.2	100.0	100.0	F
MÜKI Ltd.	143.8	100.0	100.0	F
Karbantartó Ltd.	41.2	100.0	100.0	F

[1] Voting right at the General Assembly of the company involved in consolidation
[2] Fully Owned (F); Jointly Managed (J); Affiliated (A)

PK3.

IFRS Consolidated BALANCE SHEET (non-audited; in HUF million)

	30.06.2003	*30.06.2002*	*Index (%)*
A. Total Fixed Assets	**18 747**	**20 924**	**89.6**
Intangible Assets	1 766	1 661	106.3
Tangible Fixed Assets	16 956	19 217	88.2
Investments	25	46	54.3
B. Total Current Assets	**11 626**	**13 144**	**88.5**
Inventories	3 561	4 365	81.6
Accounts Receivable	6 751	7 532	89.6
Securities, Cash and Deposits	1 314	1 247	105.4
TOTAL ASSETS	**30 373**	**34 068**	**89.2**
D. Total Shareholders' Equity	**15 394**	**17 466**	**88.1**
Share capital on Par Value	421	421	100.0
Capital Reserves, Retained Earnings	15 890	16 851	94.3
Net Income for the Year	(917)	194	-472.7
Minority Interest	1 605	1 487	107.9
Deferred Income	0	92	0.0
F. Total Liabilities	**13 374**	**15 023**	**89.0**
Long Term Liabilities	1 136	5 214	21.8
Current Liabilities	12 238	9 809	124.8
- Accounts Payable	3 220	3 565	90.3
- Short Term Debt	7 912	4 815	164.3
- Other Current Liabilities	1 106	1 429	77.4
TOTAL S/E & LIABILITIES	**30 373**	**34 068**	**89.2**

PK4.

IFRS Consolidated INCOME STATEMENT (non-audited; in HUF million)

	30.06.2003	*30.06.2002*	*Index (%)*
Sales	11 860	14 355	82.6
Cost of Sales	(8 271)	(10 077)	82.1
Gross margin	**3 589**	**4 278**	**83.9**
Selling General & Administrative	(3 401)	(3 408)	99.8
Other Expenses	(449)	(436)	103.0
Other Revenues	472	228	207.0
A. Earning before Interest and Taxes	**211**	**662**	**31.9**
Income, Financial Operations	31	97	32.0
Expenses, Financial Operations	(928)	(363)	255.6
B. Result of Financial Operations	**(897)**	**(266)**	
C. Operating Profit before Tax	**(686)**	396	**-173.2**
D. Non-operating Items	(36)	1	
E. Income before Tax	**(722)**	397	**-181.9**
Income Tax	(110)	(91)	120.9
F. After Tax Income (without Minorities)	**(832)**	306	**-271.9**
Minority interest	(85)	(112)	75.9
G. Net Income for the Year	**(917)**	**194**	**-472.7**

PK5.

IFRS Consolidated CASH-FLOW STATEMENT (non-audited; in HUF million)

	30.06.2003	*30.06.2002*
After Tax Income	(917)	194
Depreciation	1 272	1 353
Change in Working Capital	(94)	(808)
Other Operating Adjustment	3	89
Cash from Operation	**264**	**828**
Purchase of Fixed Assets	(1 355)	(716)
Sale of Fixed Assets	442	169
Other Cash from Investment Activity	1	(1)
Cash from Financing Activities	**(912)**	**(548)**
Change in Long Term Dept	287	37
Change in Short Term Dept	731	776
Dividends Paid		(448)
Other Cash from Financing Activities	(12)	(338)
Cash from Financing Activities	1 006	(13)
Net Change in Cash	358	267
Cash on Hand, Beginning of Period	956	980
Cash on Hand, End of Period	**1 314**	**1 247**

PK6. Major Off-Balance-Sheet Items: There are no such items.

DATA REGARDING SHAREHOLDER STRUCTURE AND OWNERSHIP:

RS1.Ownership structure, stake and voting rate

Owned by	Total Shareholders' Equity					
	Beginning of Current Year			End of Period		
	%[2]	%[3]	Shares	%[2]	%[3]	Shares
Domestic institutions	26.24	27.04	1,104,975	64.18	64.18	2,702,626
Foreign institutions	53.94	55.58	2,271,379	15.59	15.59	656,635
Local private individuals	15.20	15.66	640,123	18.39	18.39	774,307
Foreign private individuals	0.26	0.27	10,842	0.34	0.34	14,331
Employees, Executives	1.30	1.34	54,806	1.27	1.27	53,173
Treasury Shares	2.95	-	124,281	-	-	-
Government Body [1]	0.11	0.11	4,525	0.23	0.23	9,859
International Development Institutions	-	-	-	-	-	-
Other	-	-	-	-	-	-
Total	100.00	100.00	4,210,931	100.00	100.00	4,210,931

1 Public Administration
2 Stake
3 Voting rate

RS2. Number of Treasury Shares in Current Year

	1 January	31 March	June 30	30 September	31 December
At group level	124,281	124,281	0		
At subsidiaries	0	0	0		
Total	124,281	124,281	0		

RS3/1. Owners with Stake Exceeding 5% (end of period) with regard to registered shares

Name	Nationality[1]	Activity[2]	Shares held	Stake (%)	Voting rate [3] (%)	Remarks
KARSAI Holding Rt.	D	I	537,567	12.77	12.50	
BRITTON Capital & Consulting Kft.	D	I	510,000	12.11	12.11	
PEVDI Divat Kft.	D	I	470,061	11.16	11.16	

[1] Domestic (D), Foreign (F)
[2] Custodian (C), State-owned (S), International Development Institution (ID), Institution (I), Corporation (CO) Private (P), Employee/Executive (E)
[3] Voting right of the Company's AGM

RS3/2. Owners with Stake Exceeding 5% (end of period) with regard to capital

Name	Nationality[1]	Activity[2]	Shares held	Stake (%)	Voting rate [3] (%)	Remarks
KARSAI Holding Rt.	D	I	537,567	12.77	12.50	
BRITTON Capital & Consulting Kft.	D	I	510,000	12.11	12.11	
PEVDI Divat Kft.	D	I	470,061	11.16	11.16	

[1] Domestic (D), Foreign (F)
[2] Custodian (C), State-owned (S), International Development Institution (ID), Institution (I), Corporation (CO) Private (P), Employee/Executive (E)
[3] Voting right of the Company's AGM

DATA RELATING TO THE ORGANIZATION AND OPERATIONS OF THE COMPANY

TSZ2/1. Staff Number of the Group (persons)

	30 June 2002	1 January 2003	30 June 2003
Headquarters	45	40	37
Group	2270	2056	1949

TSZ3. Senior Executives and Employees in Strategic Positions

Feature[1]	Name	Position	Beginning of mandate	End of mandate	Share owned
BOD, SP	Dr. Erzsébet Fehér	Chairperson,CEO	01.06.1991	2006 year-end AGM	39 963
BOD, SP	Miklós Várhegyi	Member, VP	04.08.1999	30 April 2003	0
BOD, SP	Mária Arany	Member, VP	01.06.1991	30 April 2003	1 966
BOD, SP	Balázs Szabó	Member, VP.	29.04.1998	30 April 2003	0
BOD	Dr. Károly Dolina	Member	01.06.1992	30 April 2003	0
BOD	Nándor Fenyő	Member	01.12.1993	30 April 2003	0
BOD	Dr. George Genti	Member	01.12.1993	30 April 2003	80
BOD	Dr. Mária Illés	Member	01.06.1991	30 April 2003	0
BOD	Dr. János Illéssy	Member	29.04.1998.	2006 year-end AGM	0
BOD	Györgyi Joóné Tóth	Member	01.06.1993	30 April 2003	0
BOD	Gábor Ujlaki	Member	29.04.2002	2005 year-end AGM	0
BOD	János Mészáros	Member	30.04.2003	2006 year-end AGM	0
BOD	Csaba Kerék	Member	30.04.2003	2006 year-end AGM	0
BOD	Dr. Gyula Pázmándi	Member	30.04.2003	2006 year-end AGM	0
SB	Dr. Judit Marténvi	Chairperson	01.06.1991	2005 year-end AGM	0
SB	József Maros	Member	01.06.1992	2005 year-end AGM	0
SB	Antal Monostori	Member	01.06.1991.	2005 year-end AGM	1 948
SB	László Rácz	Member	25.05.1995	30 April, 2003	0
SP	Gyula László	VP	01.09.1999	31 December, 2004	0
SP	Ervin Nemesdy	VP	01.12.1998	31 December, 2004.	0
SP	Erika Jilling	VP	01.06.2001	31 May, 2005	0
SP	Árpád Veress	VP	01.01.2003	30 September, 2005	0

ST1. Extraordinary Announcements Published during the Period

Date	Published	Issue
03.04.2003	04.04.2003	Extraordinary announcement on the merger of Pannon-Tara Kft. and Pannon-Effekt Kft.
11.04.2003	14.04.2003	Extraordinary announcement on Pannonplast's operations in 2002
17.04.2003	18.04.2003	Extraordinary announcement on sale of Pannonplast treasury shares
28.04.2003	29.04.2003	Extraordinary announcement on Annual Report and consolidated figures
05.05.2003	06.05.2003	Extraordinary announcement on the resolutions of the AGM
13.05.2003	14.05.2003	Extraordinary announcement on personal change
14.05.2003	15.05.2003	Flash Report on Q1 2003 operations
11.06.2003	12.06.2003	Extraordinary announcement on personal change
13.06.2003	16.06.2003	Extraordinary announcement on the merger of Pannon-Tara Kft. and Pannon-Effekt Kft.
17.06.2003	18.06.2003	Extraordinary announcement in connection with the resolution of PSZÁF (Hungarian Financial Supervisory Authority)
20.06.2003	23.06.2003	Extraordinary announcement in connection with publications in the press
Other announcements		
04.04.2003	Announcement regarding the Philips-Pannonplast agreement on TV plastic components production	
29.04.2003	Balance Sheet for the year 2002 according to Hungarian Accounting Standards	



PANNONPLAST

INDUSTRIES PLC.
Chairperson

H-1225 Budapest, Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
Phone: (36-1) 207-1936, (36-1) 207-1928
Telefax: (36-1) 207-1525
feher@pannonplast.hu
www.pannonplast.hu

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Stop 3-9

Budapest, August 14th, 2003

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Extraordinary Announcement

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,



Dr. Erzsébet Fehér

Enclosure

File No. 82-4548

PANNONPLAST Plc's Profit Warning

14 August, 2003

Because of the fall in demand experienced in the first half-year of 2003 and the delay in earlier forecasted market improvement, Pannonplast Plc announces a profit warning, and at the same time revises its forecast for the annual turnover and operating profit.

The reasons of the profit warning in details are the following:
The most substantial decline in demands occurred at the Construction and Infrastructure Business Unit, in particular in the market of plastic pipes. It is characterizing, that in the first half of 2003 the number of invitations to, and qualifications of, new sewage and waste water project tenders diminished to a fraction. The outlook for the second half-year is more favorable though still not reaching the average demand experienced in the second half of the previous years. The Injection Molding Business Unit had to face marketing difficulties of the similar scale, where the main task was to compensate the out-dropping sales revenues of departing large customers. In the course of the first six months only the efforts and expenses of market building occurred, and the average capacity utilization remained to be low. The order flow for the second half-year already corresponds to, or even exceeds, our previous plans.
Compared to our budget there was no significant decrease of demand at the Consumer Packaging Business Unit, although the performance of foreign subsidiaries still lags behind. The second half-year forecast continues to be favorable.
In consequence of the above reasons, the Company had to experience such decline of turnover and profit in the first half-year, which can't be compensated by the otherwise promising second half-year. We also think it is important to emphasize that 75% of the first six months losses stems unrealized loss of FX debt revaluation.
Based on the first half-year actual figures as well as the available information and assumptions for the second half-year, the management of the Company forecasts HUF 27 billion of annual Sales Revenues, nearly HUF 1 billion of Operating Profit (EBIT) and a HUF 3.5 billion of Operating Cash Flow (EBITDA). The annual Net Income, like in the first half-year, depends to a great extent on the development of the FX rates and the impact from a potential debts revaluation.
Pannonplast Plc., responding to the changed market conditions, has established a set of tasks and targets including the updating of strategy, intensified marketing and sales, reduction of operational costs as well as efficient working capital management.

Pannonplast Rt.